Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF

THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS HELD ON JUNE 21, 2013

The Board is pleased to announce that the resolution as set out in the notice of the EGM dated June 4, 2013 was duly passed by the Shareholders by way of poll at the EGM held on June 21, 2013.

Reference is made to the notice of the Extraordinary General Meeting (the “EGM”) of Melco Crown Entertainment Limited (the “Company”) dated June 4, 2013.

The board of directors (the “Board”) is pleased to announce that the resolution as set out in the notice of the EGM dated June 4, 2013 was duly passed by the shareholders of the Company (the “Shareholders”) by way of poll at the EGM held on June 21, 2013. Computershare Hong Kong Investor Services Limited, the Hong Kong share register of the Company, was appointed as the scrutineer for the vote-taking at the EGM.

The poll results in respect of the resolution proposed at the EGM is set out below:

Number of Votes (%)
Ordinary Resolution	For	Against
THAT (a) the rules of the proposed share incentive plan of Melco Crown (Philippines) Resorts Corporation (the “MCP Share Incentive Plan”, a copy of which has been produced to this meeting marked “A” and initialled by the chairman of the meeting for the purpose of identification); and (b) the grant of options and issue of shares in Melco Crown (Philippines) Resorts Corporation pursuant to the MCP Share Incentive Plan be and are hereby approved and the directors of the Company be and are hereby authorised to execute such documents and take such action as they deem appropriate for the foregoing purpose.	1,340,724,990 (93.49%)	93,434,640 (6.51%)

The resolution was duly passed as an ordinary resolution.

As of the date of the EGM, the total number of issued shares of the Company was 1,662,128,075, which was the total number of shares entitling the shareholders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any Shareholders to cast votes of the proposed resolution at the EGM and there were no shares entitling the Shareholders to attend and vote only against the proposed resolution at the EGM. No Shareholder was required to abstain from voting at the EGM for approving the resolution proposed at the EGM.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, June 21, 2013

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

This announcement is proposed in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

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